UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒           Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information Contained in this Form 6-K Report

Closing of Public Offering

On December 6, 2022, TOP Ships Inc. (the “Company,” “we,” “our” or “us”) closed a public offering (the “Offering”) of 6,750,000 units, each consisting of one of our common shares and one Class C warrant (a “Class C Warrant”), at a price of $2.00 per unit. Each Class C Warrant is immediately exercisable for one common share at an exercise price of $2.00 per share and expires five years after the issuance date. In connection with the offering, we entered into a securities purchase agreement with an unaffiliated institutional investor, dated December 4, 2022. The gross proceeds of the offering to us, before discounts and commissions and estimated offering expenses, are expected to be approximately $13.5 million. The net proceeds of the offering, after discounts and commissions and offering expenses, will be used for general corporate purposes, which may include, among other things, repayment of senior secured debt, redemption of preferred shares, or the acquisition of additional vessels in accordance with our business strategy. However, we have not identified any potential acquisitions, and we can provide no assurance that we will be able to complete the acquisition of any additional vessels that we are able to identify.

Update on Issued and Outstanding Common Shares

As of December 6, 2022, following the closing of the public offering described above, 10,294,906 of our common shares were issued and outstanding.

As of December 6, 2022, the aggregate market value of our outstanding common shares held by non-affiliates, computed pursuant to General Instruction I.B.5 of Form F-3, was approximately $82,001,289, based on 10,294,906 common shares outstanding, of which 10,289,906 were held by non-affiliates, and a price of $7.9691, the average of the bid and asked prices for our common shares on the Nasdaq Capital Market on October 7, 2022. We are thus currently eligible to offer and sell securities under our effective registration statement on Form F-3 (File No. 333-267170), covering the sale of up to $200 million of our securities, without regard to the limitation on sales specified in General Instruction I.B.5(a) of Form F-3.

The market price and trading volume of our common shares have very recently and at certain other times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. Such volatility could cause purchasers of our common shares to incur substantial losses. For example, on October 5, 2022, the trading price of our common shares ranged from an intra-day high of $11.60 to an intra-day low of $5.28, on trading volume of approximately 40.8 million shares. More recently, on November 30, 2022, the trading price of our common shares ranged from an intra-day high of $4.38 to an intra-day low of $2.03, on trading volume of approximately 23.6 million shares, and over the following three trading days, the trading price of our common shares ranged from an intra-day high of $5.94 to an intra-day low of $1.73, on daily trading volume of between approximately 29.0 million shares and 44.3 million shares. By comparison, during the period from January 1, 2022 to November 30, 2022, the average daily trading volume of our common shares was approximately 800,000 shares and the trading price of our common shares fluctuated from an intra-day high of $32.80 on March 7, 2022 to an intra-day low of $2.02 on November 29, 2022. With respect to certain such instances of trading volatility, including the period beginning on November 30, 2022, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared to incur the risk of incurring substantial losses.

Certain Risks Relating to our Common Shares

The risk factors set forth below supplement and should be read together with those risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Commission on April 15, 2022.

The market price and trading volume of our common shares may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on Nasdaq. During the period from January 1, 2022 to December 12, 2022, the trading price of our common shares has fluctuated from an intra-day high of $32.80 on March 7, 2022 to an intra-day low of $1.30 on December 12, 2022.

The market price of our common shares is affected by a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil and chemicals;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars or other conflicts, including the war in Ukraine.

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	business interruptions caused by the ongoing outbreak of COVID-19;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common shares resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel;

•	our failure to successfully implement our business plan;

•	issuance of shares; and

•	stock splits / reverse stock splits.

In addition, over the last few years, the stock market has experienced price and volume fluctuations, including due to factors relating to the ongoing outbreak of COVID-19 and the war in Ukraine, and this volatility has sometimes been unrelated to the operating performance of particular companies. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects. This market and share price volatility relating to the effects of COVID-19 or the war in Ukraine, as well as general economic, market or political conditions, has and could further reduce the market price of our common shares in spite of our operating performance and could also increase our cost of capital, which could prevent us from accessing debt and equity capital on terms acceptable to us or at all.

In addition, the market price and trading volume of our common shares have very recently and at certain other times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. Such volatility could cause purchasers of our common shares to incur substantial losses. For example, on October 5, 2022, the trading price of our common shares ranged from an intra-day high of $11.60 to an intra-day low of $5.28, on trading volume of approximately 40.8 million shares. More recently, on November 30, 2022, the trading price of our common shares ranged from an intra-day high of $4.38 to an intra-day low of $2.03, on trading volume of approximately 23.6 million shares, and over the following three trading days, the trading price of our common shares ranged from an intra-day high of $5.94 to an intra-day low of $1.73, on daily trading volume of between approximately 29.0 million shares and 44.3 million shares. By comparison, during the period from January 1, 2022 to November 30, 2022, the average daily trading volume of our common shares was approximately 800,000 shares and the trading price of our common shares fluctuated from an intra-day high of $32.80 on March 7, 2022 to an intra-day low of $2.02 on November 29, 2022. With respect to certain such instances of trading volatility, including the period beginning on November 30, 2022, we are not aware of any material changes in our financial condition or results of operations that would explain such price volatility or trading volume, which we believe reflect market and trading dynamics unrelated to our operating business or prospects and outside of our control. We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Under these circumstances, we would caution you against investing in our common shares unless you are prepared to incur the risk of incurring substantial losses.

A proportion of our common shares may be traded by short sellers which may put pressure on the supply and demand for our common shares, creating further price volatility. In particular, a possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to sudden extreme price volatility in our common shares. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.

Further, shareholders may institute securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

We issued common shares in the past through various transactions, and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

We have already sold large quantities of our common shares, and securities convertible into common shares, pursuant to previous public and private offerings of our equity and equity-linked securities. We currently have an effective registration statement on Form F-3 (333-267170), for the registered sale of $200 million of our securities.

We also have 13,452 Series E Preferred Shares outstanding, which are convertible into 11,026,230 shares, calculated as of December 12, 2022. All of the Series E Preferred Shares and the common shares issuable on conversion of the Series E Preferred Shares are beneficially owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director.

In addition, outstanding warrants issued in a private placement in October 2022 are exercisable to purchase up to 1,072,725 common shares at an exercise price of $6.75 per share, and the outstanding Class C Warrants are exercisable to purchase up to 6,750,000 common shares at an exercise price of $2.00 per share.

Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, redemptions of our Series E or Series F Preferred Shares, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional shares of common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on the shares of our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of the shares of our common shares may decline.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders or by holders of securities convertible into common shares, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.

Our Third Amended and Restated Articles of Incorporation, as amended, authorizes our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common shares in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.

The issuance of common shares in this offering may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.

The Series E Preferred Shares contain anti-dilution provisions that have been triggered by securities we have issued, including common shares, convertible preferred shares, and warrants, and could further be triggered by future issuances of the same or similar types of securities, depending on the offering price of equity issuances, the conversion price or formula of convertible shares or the exercise price or formula of warrants. Any issuance of common shares, including in this offering, below the applicable fixed conversion price of the Series E Preferred Shares would result in an adjustment downward of the Series E Preferred Shares fixed conversion price and could result in a corresponding increase in the number of common shares each Series E Share is converted into. Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the current fixed conversion price of the Series E Preferred Shares would result in similar adjustments. These adjustments could increase the number of common shares issuable upon conversion of the Series E Preferred Shares, dilute the interests of our common shareholders and affect the trading price for our common shares. Furthermore, the Series E Preferred Shares conversion price is equal to the lesser of the fixed conversion price, subject to adjustment as described above, and a variable conversion price, namely 80% of the lowest daily Volume-Weighted Average Price of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice. However, in no case can the conversion price be less than $0.60. As of December 12, 2022, because of the operation of this variable conversion price, the Series E Preferred Shares had a conversion price equal to $1.22 and are convertible into 11,026,230 common shares.

This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company, including, without limitation, the securities sold in the offering described herein.

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Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated December 4, 2022 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of the Securities Purchase Agreement, between the Company and the purchasers named therein.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the Warrant Agency Agreement, dated December 6, 2022, between the Company and American Stock Transfer & Trust Company, LLC, as Warrant Agent.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Class C Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated December 4, 2022, titled “TOP Ships Announces Pricing of $13.5 Million Public Offering.”

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated December 6, 2022, titled “TOP Ships Announces Closing of $13.5 Million Public Offering.”

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The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-267170 and 333-268475).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date: December 13, 2022